SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release                                                            1 August, 2006

                                             Critical Therapeutics Files Controlled
                                                Release Formulation of Zileuton

LONDON,  UK, 1 August 2006 -- SkyePharma PLC (Nasdaq:  SKYE; LSE: SKP) announces that its partner  Critical  Therapeutics  Inc ("CTI",
Nasdaq:  CRTX) has submitted a New Drug Application to the US Food & Drug Administration for a  controlled-release  formulation of the oral  anti-inflammatory  drug zileuton for asthma in adults and children aged 12 years or older.  The new formulation only needs to be taken twice a day whereas Zyflo®, the currently marketed version of zileuton, has the drawback of requiring dosing four times a day.

A four times a day immediate-release  version of zileuton was marketed by Abbott Laboratories  ("Abbott") as Zyflo® Filmtab® (zileuton tablets).  SkyePharma  developed a  controlled-release  formulation of zileuton,  using its Geomatrix™  technology,  for Abbott, which completed Phase III  development in asthma with this product.  CTI acquired the rights to zileuton from Abbott and since December 2003
SkyePharma has collaborated with CTI on the further  development of this formulation.  SkyePharma will receive a single-digit  royalty on CTI's sales of the  controlled-release  formulation of zileuton and will also manufacture the product for CTI at its plant in Lyon,
France.

Frank Condella,  Chief Executive of SkyePharma,  said: "We are pleased that this successful  collaboration with CTI has now culminated in the filing of this  version of  zileuton,  another  example of the power of our  Geomatrix™  technology.  Our partner  expects this product to reach the market in the second half of next year when it will become  another  source of royalty and  manufacturing  income for SkyePharma."

For further information please contact:
SkyePharma PLC                                                                +44 207 491 1777
Frank Condella, Chief Executive Officer
Peter Laing, Director of Corporate Communications                              44 207 491 5124
Sandra Haughton, US Investor Relations                                         +1 212 753 5780

Buchanan Communications                                                       +44 207 466 5000
Tim Anderson / Mark Court / Rebecca Skye Dietrich

About SkyePharma
SkyePharma PLC develops pharmaceutical products benefiting from world-leading drug delivery technologies that provide easier-to-use and more effective drug formulations. There are now twelve approved products incorporating SkyePharma's technologies in the areas of oral, injectable, inhaled and topical delivery, supported by advanced solubilisation capabilities. For more information, visit
www.skyepharma.com.

About Critical Therapeutics
Critical  Therapeutics,  Inc. is a  biopharmaceutical  company  focused on critical care  medicine.  CTI's  mission is the  discovery, development and  commercialization  of novel therapies for the treatment of acute trauma,  cardiopulmonary  disease and infectious and inflammatory  illness.  The  Company is  headquartered  in  Cambridge,  Massachusetts.  More  information  about CTI is  available  at
www.crtx.com.

About zileuton
Zileuton is a highly potent oral  anti-inflammatory  drug. It works by inhibiting  the enzyme  5-lipoxygenase.  This enzyme,  which is involved in the formation of leukotrienes,  is a key part of the inflammatory  cascade that follows allergic challenge.  Inhibition of this enzyme  therefore  helps  minimise  bronchoconstriction  and mucus  secretion in asthma.  In its pivotal  trials in adult asthma, zileuton was shown to bring the greatest  benefit to those with the most severe disease.  Zileuton is not intended for acute relief of asthma symptoms but chronic  treatment with zileuton allows  reduction of other therapies such as oral steroids which have undesirable side-effects.

Certain statements in this news release are forward-looking statements and are made in reliance on the safe harbour provisions of the
U.S. Private Securities Litigation Act of 1995. Although SkyePharma believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will materialize. Because the expectations are subject to risks and uncertainties, actual results may vary significantly from those expressed or implied by the forward-looking statements based upon a number of factors, which are described in SkyePharma's 20-F and other documents on file with the SEC. Factors that could cause differences between actual results and those implied by the forward-looking statements contained in this news release include, without limitation, risks related to the development of new products, risks related to obtaining and maintaining regulatory approval for existing, new or expanded indications of existing and new products, risks related to SkyePharma's ability to manufacture products on a large scale or at all, risks related to SkyePharma's and its marketing partners' ability to market products on a large scale to maintain or expand market share in the face of changes in customer requirements, competition and technological change, risks related to regulatory compliance, the risk of product liability claims, risks related to the ownership and use of intellectual property, and risks related to SkyePharma's ability to manage growth. SkyePharma undertakes no obligation to revise or update any such forward-looking statement to reflect events or circumstances after the date of this release.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   August 1, 2006